EXHIBIT 12
Computation of Ratio of Earnings to Fixed Charges

			Three Months Ended
(Dollars in Millions)			March 31, 2006

Earnings
1.	Net income		$1,153
2.	Applicable income taxes		561

3.	Income before income taxes (1 + 2)		$1,714

4.	Fixed charges:
	a.	Interest expense excluding interest on deposits	$673
	b.	Portion of rents representative of interest and amortization of debt expense	18

	c.	Fixed charges excluding interest on deposits (4a + 4b)	691
	d.	Interest on deposits	503

	e.	Fixed charges including interest on deposits (4c + 4d)	$1,194

5.	Amortization of interest capitalized		$—
6.	Earnings excluding interest on deposits (3 + 4c + 5)		2,405
7.	Earnings including interest on deposits (3 + 4e + 5)		2,908
8.	Fixed charges excluding interest on deposits (4c)		691
9.	Fixed charges including interest on deposits (4e)		1,194
Ratio of Earnings to Fixed Charges
10.	Excluding interest on deposits (line 6/line 8)		3.48
11.	Including interest on deposits (line 7/line 9)		2.44